(COMPANY'S LOGO)                                      CORPORATE BULLETIN


                              FOR IMMEDIATE RELEASE


Contacts:
--------
Investors (U.S.)            Investors:  (Europe)           Media:
Jack Howarth                Emer Reynolds                  Sunny Uberoi
Ph:      212-407-5740       Ph:      353-1-709-4000        Ph:      212-994-8206
         800-252-3526                080028352600                   800-252-3526


               ELAN RECEIVES SHAREHOLDER APPROVAL FOR THE SALE OF
                                   ABELCET(TM)


DUBLIN, Ireland, November 12, 2002 - - Elan Corporation, plc (NYSE: ELN) ("Elan") is pleased to announce the approval of the resolution for the sale by Elan of its United States, Canadian and any Japanese rights to Abelcet(TM), Elan's injectible amphotericin B lipid formulation, and certain related assets to Enzon, Inc. (NASDAQ: ENZN), which was proposed and considered at today's special shareholders meeting `an Extraordinary General Meeting' of the Company.

As previously stated, we anticipate completing the transaction during November, 2002.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that regulatory approvals and third party consents will be timely or successfully obtained, or that further closing conditions will be met. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.